Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Board of Directors

Donegal Group Inc.:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 of Donegal Group, Inc. of our report dated March 10, 2015, with respect to the consolidated balance sheets of Donegal Financial Services Corporation and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2014, which report appears as a schedule to the December 31, 2014 annual report on Form 10-K of Donegal Group, Inc.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania

April 29, 2015